Filed by Teledyne Technologies Incorporated
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: FLIR Systems, Inc.
(SEC File No. 000-21918)
1049 Camino Dos Rios
Thousand Oaks, CA 91360

NewsRelease

Teledyne Announces Pricing of Notes, Completion of Bank Financing and Cleared HSR Review for the FLIR Acquisition
THOUSAND OAKS, Calif. – March 9, 2021 – Teledyne Technologies Incorporated (NYSE:TDY) announced today the following permanent financing milestones for the pending acquisition of FLIR Systems, Inc. (NASDAQ:FLIR). Furthermore, Teledyne and FLIR cleared HSR antitrust review on March 1, 2021.

Teledyne priced an offering of $3.0 billion aggregate principal amount of notes (the “Notes”) in the following series:

•$300 million aggregate principal amount of 0.650% Notes due 2023
•$450 million aggregate principal amount of 0.950% Notes due 2024
•$450 million aggregate principal amount of 1.600% Notes due 2026
•$700 million aggregate principal amount of 2.250% Notes due 2028
•$1.1 billion aggregate principal amount of 2.750% Notes due 2031

Last week on March 4, Teledyne entered into a $1.00 billion Term Loan Credit Agreement and Amended and Restated Credit Agreement with capacity of $1.15 billion both maturing on March 4, 2026. Teledyne intends to use the proceeds from the Notes together with the proceeds from the $1.00 billion Term Loan and cash on hand to pay the cash portion of the consideration for the FLIR acquisition and refinance certain existing debt.

Notifications pursuant to the Hart-Scott-Rodino (“HSR”) Antitrust Improvements Act of 1976 were filed on January 29, 2021, and termination of the waiting period occurred on March 1, 2021.

Subject to the receipt of additional required regulatory approvals, the transaction is expected to close in the middle of 2021.

Teledyne expects to receive the net proceeds of the Notes offering upon closing on or about March 22, 2021, subject to customary closing conditions. The Notes will pay interest on a semi-annual basis. The completion of the Notes offering is not contingent on the closing of the FLIR acquisition. If the closing of the FLIR acquisition does not occur on or before the earlier of (i) December 31, 2021, and (ii) the date the Merger Agreement, including any amendment thereof, is terminated, according to its terms, Teledyne will redeem the 2023 Notes, the 2024 Notes, the 2026 Notes, and the 2031 Notes in whole at a special mandatory redemption price equal to 101% of the aggregate principal amount of such Notes, plus accrued and unpaid interest on the principal amount of such Notes but excluding the special mandatory redemption date.

The joint book-running managers for the offering were BofA Securities, Inc., J.P. Morgan Securities LLC and U.S. Bancorp Investments, Inc. Davis Polk & Wardwell LLP is legal counsel to the joint book-running managers for the offering, and McGuireWoods LLP is legal counsel to Teledyne.

Teledyne has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before investing, investors should read the prospectus and preliminary prospectus supplement and other documents Teledyne has filed with the SEC and incorporated by reference in the prospectus and preliminary prospectus supplement for more complete information about Teledyne and this offering. Investors may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Teledyne, any underwriter or any dealer participating in the offering will arrange to send investors the prospectus and preliminary prospectus supplement upon request by calling BofA Securities, Inc. toll free at 1-800-294-1322, emailing BofA Securities, Inc. at dg.prospectus_requests@bofa.com, by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, by mailing at J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.

About Teledyne
Teledyne Technologies is a leading provider of sophisticated instrumentation, digital imaging products and software, aerospace and defense electronics, and engineered systems. Teledyne’s operations are primarily located in the United States, Canada, the United Kingdom, and Western and Northern Europe.

Additional Information and Where to Find It
In connection with the proposed transaction between Teledyne Technologies Incorporated (“Teledyne”) and FLIR Systems, Inc. (“FLIR”), Teledyne has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a joint proxy statement of Teledyne and FLIR and a prospectus of Teledyne, as well as other relevant documents concerning the proposed transaction. The Registration Statement is not yet effective. The proposed transaction involving Teledyne and FLIR will be submitted to Teledyne’s stockholders and FLIR’s stockholders for their consideration. Stockholders of Teledyne and stockholders of FLIR are urged to read the registration statement and the joint proxy statement/prospectus regarding the transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information.

Stockholders can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Teledyne and FLIR, without charge, at the SEC’s website www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Teledyne, Attn: Investor Relations, 1049 Camino Dos Rios, Thousand Oaks, California 91360, or to FLIR, Attn: Corporate Secretary, 1201 S Joyce St, Arlington, Virginia 22202.

Participants in the Solicitation
Teledyne, FLIR and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Teledyne’s directors and executive officers is available in its definitive proxy statement for its

2021 Annual Meeting, which was filed with the SEC on March 5, 2021, its Annual Report on Form 10-K for the year ended January 3, 2021, which was filed with the SEC on February 26, 2021, and certain of its Current Reports on Form 8-K. Information regarding FLIR’s directors and executive officers is available in its Annual Report on Form 10-K , which was filed with the SEC on February 25, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, with respect to management’s beliefs about the financial condition, results of operations and businesses of Teledyne in the future. Forward-looking statements involve risks and uncertainties, are based on the current expectations of the management of Teledyne and are subject to uncertainty and changes in circumstances. The forward-looking statements contained herein may include statements about the expected effects on Teledyne of the proposed acquisition of FLIR, the anticipated timing and scope of the proposed transaction and related financing, anticipated earnings enhancements, estimated cost savings and other synergies related to the proposed transaction, costs to be incurred in achieving synergies, anticipated capital expenditures and product developments, and other strategic options. Forward-looking statements generally are accompanied by words such as “projects”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “will” and words of similar import that convey the uncertainty of future events or outcomes. All statements made in this communication that are not historical in nature should be considered forward-looking. By its nature, forward-looking information is not a guarantee of future performance or results and involves risks and uncertainties because it relates to events and depends on circumstances that will occur in the future.

Actual results could differ materially from these forward-looking statements. Many factors could change anticipated results, including: ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the occurrence of any event, change or other circumstances that could give rise to the right of Teledyne or FLIR or both to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Teledyne or FLIR in connection with the merger agreement; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or stockholder approvals or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the failure to obtain the debt portion of the financing for the proposed transaction; the inability to complete the acquisition and integration of FLIR successfully, to retain customers and key employees and to achieve operating synergies, including the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Teledyne and FLIR do business; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the inability to develop and market new competitive products; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards; operating results of FLIR being lower than anticipated; disruptions in the global economy; the spread of the COVID-19 virus resulting in production, supply, contractual and other disruptions, including facility closures and furloughs and travel restrictions; customer and supplier bankruptcies; changes in demand for products sold to the defense electronics, instrumentation, digital imaging, energy exploration and production, commercial aviation, semiconductor and communications markets; funding, continuation and award of government programs; cuts to defense spending resulting from existing and future deficit reduction measures or changes to U.S. and foreign government spending and budget priorities triggered by the COVID-19 pandemic; impacts from the United Kingdom’s exit from the European Union; uncertainties related to the policies of the new U.S. Presidential Administration; the imposition and expansion of, and responses to, trade sanctions and tariffs; escalating economic and diplomatic tension between China and the United States; and threats to the security of our confidential and proprietary information, including cyber security threats. Lower oil and natural gas prices, as well as instability in the Middle East or other oil producing regions, and new regulations or restrictions relating to energy production, including with respect to hydraulic fracturing, could further negatively affect our businesses that supply the oil and gas industry. Disruptions from the production delay of Boeing’s 737 Max aircraft and continued weakness in the commercial aerospace industry will negatively affect the markets of our commercial aviation businesses. In addition, financial market fluctuations affect the value of the Company's pension assets. Changes in the policies of U.S. and foreign governments, including economic sanctions, could result, over time, in reductions or realignment in defense or other government spending and further changes in programs in which the Company participates. While Teledyne’s growth strategy includes possible acquisitions, we cannot provide any assurance as to when, if or on what terms any acquisitions will be made. Acquisitions involve various inherent risks, such as, among others, our ability to integrate acquired businesses, retain customers and achieve identified financial and operating synergies. There are additional risks associated with acquiring, owning and operating businesses outside of the United States, including those arising from U.S. and foreign government policy changes or actions and exchange rate fluctuations.

Additional factors that could cause results to differ materially from those described above can be found in Teledyne’s Annual Report on Form 10-K for the year ended January 3, 2021 and in other documents that Teledyne files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Teledyne does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Contact:	Jason VanWees (805) 373-4542